SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  March, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Call notice for General Shareholders' Meeting" dated on March 05, 2009.

March 05, 2009 (01 page)

For more information, contact:

Norair Ferreira do Carmo

TELESP, Sao Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: ri.telefonicabr@telefonica.com.br

URL: www.telefonica.com.br

(Sao Paulo, Brazil – March 05, 2009) - The Shareholders of Telecomunicações de São Paulo S.A. - TELESP are hereby called to the General Shareholders´ Meeting to be held at 11:00 a.m. on March 25, 2009 at the Company headquarters located at Rua Martiniano de Carvalho, 851 -Auditorium, Bela Vista, Sao Paulo - SP, to deliberate on the following agenda:

1.	To examine the management’s accounts, analyze, discuss and vote on the Company´s Financial Statements, related to the fiscal year ended on December 31, 2008;

2.	To deliberate on the management proposal for net income allocation for the fiscal year of 2008;

3.	To elect the members of the Audit Commitee;

4.	To determine the remuneration for managers and members of the Audit Committee.

GENERAL INSTRUCTIONS: A) The corresponding powers-of-attorney for the General Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho, 851, 14th floor, Sao Paulo - SP (at Gerência Jurídica Societária; telephones 3549-7421; 3549-7423; 3549-7428 and 3549-7228), on business days, from Monday to Friday, between 9:00 a.m. and 6:00 p.m. and until 11:00 a.m. on March 23, 2009; such powers-of-attorney must have special authorities and corporate acts and/or documents that prove the power of the corporate entity. B) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate of the referred General Meeting, shall submit an abstract with the respective shareholder stake, issued by the custodian body as of March 23, 2009, inclusive. C) The Documents referred to in article 133 of Brazilian’s Limited Liability Corporation Law were published in the “Diário Oficial do Estado” and in “Gazeta Mercantil” Newspaper on February 18, 2009 and are available to shareholders at the Company´s headquarter, being also avaliable for consulting at the “Comissão de Valores Mobiliários” – CVM (www.cvm.gov.br) and “Bolsa de Valores do Estado de São Paulo” – Bovespa (www.bovespa.com.br).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 05, 2009	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director